Exhibit 99.3

Press Conference

INFOSYS PRESS CONFERENCE

July 12, 2019

CORPORATE PARTICIPANTS:

Salil Parekh

Chief Executive Officer & Managing Director

Pravin Rao

Chief Operating Officer

Nilanjan Roy

Chief Financial Officer

MEDIA

Mugdha Variyar

CNBC

Agam Vakil

BloombergQuint

Rahul Dayama

ET Now

Furquan Moharkan

Deccan Herald

Swathi Moorthy

Moneycontrol

Rukmini Rao

Business Today

Arnab Paul

Reuters

Vivek Ananth

The Hindu BusinessLine

Shilpa Phadnis

Times of India

Mini Tejaswi

The Hindu

Debasis Mohapatra

Business Standard

Srinath Srinivasan

Financial Express

Ayan Pramanik

The Economic Times

Nikita Periwal

Cogencis

Moderator

Good evening ladies and gentlemen and a warm welcome to the first quarter results for FY2020 press conference. We will begin the press conference with the opening remarks from our CEO and Managing Director, Mr. Salil S. Parekh followed by the Q&A session. Over to you Salil!

Salil Parekh

Good afternoon everyone. It is good to see all of you here and to address everyone who is listening and watching. I have a few remarks to start off with. Most of you here probably have seen the press release. We are delighted with the strong performance we have had at the start of the year. A 12.4% growth YoY, which is fantastic for us and we see all the traction in the market with that. We see over 41% growth in digital, so again it is exciting news for us. The large deals performance was critical and we could see, that was over $2.7 bn. So, we see a lot of things with respect to growth well in place.

Second, operating margin comes in at 20.5% which is well above what the consensus was and on track to where we want to drive the rest of the year in terms of operational efficiencies. All of the investments are behind us and now we see a lot of operational efficiencies starting to kick in into operational margins and into our P&L.

Next with all of that growth, excitement and changes we increase our revenue guidance. Our revenue guidance in constant currency was 7.5% to 9.5%. We now changed that to 8.5% to 10%. We see a really strong client connect and relevance and with that we have changed our revenue guidance.

We maintain operating margin guidance at 21% to 23% as it was at the start of the year. We also announced a change in our capital return policy. It was up to 70% of our free cash flow, that we were returning in different forms - dividends and buybacks. We now have a policy where approximately 85% of our free cash flow will be returned - again in different forms - dividends, buybacks and/or special dividends.

With that I will pause and I will open it up for questions. We have Pravin and Nilanjan here with me and looking forward to your questions.

Moderator

Before we open the floor for Q&A I would request you to ask one question per publication. We will begin with Electronic Media and the first question is from CNBC.

Mugdha Variyar

Great numbers, great deal wins, digital growth is great and of course you have raised the revenue guidance. Could you tell us where are you going to see the revenue coming mostly from - organic and inorganic? Could you tell us the contribution from the ABN AMRO deal, the Stater acquisition especially in the BFSI vertical? Retail and Life Sciences seem a little soft, by when do you see the recovery here?

Salil Parekh

We see the growth being broad based. You can see in what we share in the factsheet - many of our sectors are growing at double-digit - as an example the telco (Communications) sector EURS (Energy Utilities Resources & Services) business. We see that traction being quite strong. The guidance that we have given is for all of our business, we have not split that out as guidance between organic or inorganic. We are not announcing anything new today in the inorganic in that sense. In terms of Stater, that was already incorporated. We are not splitting that out but it is not a huge business relative to Infosys - it is a very strategic business, it is a new digital platform that we are putting together with that. For the rest, what we do see is a good traction in our large deals pipeline and we see today demand for all of our digital work where we have shown growth at 41.9%. That is giving us confidence to raise the guidance.

Mugdha Variyar

One question for Pravin and the other for Nilanjan. Pravin, the attrition still remains high at 23.4%. Can you give us a timeline as to when this will come down and what are you doing on this? I will ask Nilanjan also a question, the operating margin is still a little low at 20.5%. Are you comfortable with that band of 21% to 23% and by which quarter do you see that entering that band for the year?

Pravin Rao

Attrition is definitely higher than where we want it to be but there is a seasonality element to this. In Q1 historically you have a higher attrition because of people going for higher education. In addition, in this quarter we have had a higher percentage of involuntary attrition as well. In some sense this attrition is also a reflection of demand for talent. We are doing multiple things to address this. A big part of our attrition is at a lower level and in the current compensation review exercise we have tried to address it. We have launched a new employee value proposition and are taking initiatives around it. So we expect, over a period of time the attrition will come down to a manageable level. The high performer attrition is much lower than the overall attrition, so that is a positive thing. We will continue to focus on engaging with employees, giving them career opportunities, investing in their growth and also giving a very rewarding experience and differentiating high performers. We believe that some of these steps will take some time but over a period it should come down. So far we have not seen any impact of this attrition in terms of our deliverables and it is also reflecting in the growth that we have had.

Nilanjan Roy

Q1 is always a seasonally low quarter from margin perspective for the IT industry. Two big costs, which kicked in across are the costs for the visas which come through - this has had an impact on us in Q1 FY2019 as well - and also the compensation hikes - which we give at the beginning of the quarter. These are adequately built into our margin forecast of the full year of 21% to 23%; and we remain confident to achieve that band.

Moderator

The next question is from Bloomberg Quint

Agam Vakil

The last year it was about stability and investments, this year you had suggested that it is going to be about momentum. My question then is will investments increase, decrease or remain the same in this particular year and what areas will be the focus when it comes to investments? Pravin, a word on subcontractor cost and external consultants, if you can give us a rough idea about what that is as a percentage of revenues - has that increased QoQ? YoY I am assuming it has, but if you can give us an idea on that? Nilanjan, given now that 85% of free cash flows will be returned to shareholders, how are we looking at the remaining 15% between capital expenditure and acquisitions for that matter?

Salil Parekh

Let me start with the question. The first year as you shared was about stability, we mentioned over time momentum and really driving some of the growth activities. We are fortunate to see the growth coming in quite strongly in Q1, and with that demand we see the traction that I shared with you on digital and of course the increase in our guidance. In terms of investments, we are complete with all the investments that we announced as one-off. So, those are over, they are done, and there is no more of those investments. Our focus now is a very clear approach on operational efficiency and a disciplined way of managing our costs. There are always ongoing investments in the business of this scale, but those are not one-off investments. What we had launched last year was a little bit of a catch up on a few areas, for example sales, digital and so on, which we have now finished. Now our focus with this growth and the client relevance is to make sure that we have operational efficiency and cost discipline and ongoing investments, which come as cost of the business.

Pravin Rao

On the subcontractor front, it has marginally increased, it is about 7.5% of our revenues. Now the subcontractor is an integral part of our supply chain because there are two or three reasons why we go after subcontractors. One is obviously sometimes we have a shortage of new skills and subcontractor is a good route till we are able to ramp up. The second one is particularly onsite, many times we do not have enough time to fulfill or deploy people from here through the visa and other things. So, sometimes in the short-term we have to deploy subcontractors till we are able to backfill people from here with visas. It is a combination of things and in the last few quarters we have kept it in the band of 6.5% to 7.5%. We expect to stay in that range because it is an integral part of our supply chain. Over a period of time we will rotate some of the subcontractors out, but there will always be subcontractors coming in to meet the demand.

Nilanjan Roy

On the free cash flow policy - firstly it is after capex, so capex is already built in. The return of balance will go up from 70% to 85%. That was the intent and we have been talking to a lot of investors - the shareholders - and one of the messages was if we do not have any need for that cash please return it and we heeded to that and that way it is quite progressive. The balance actually is for any tuck-in acquisitions, which we may have and our cash balance still is about 3.5bn, which we think is more than sufficient for what we look forward to.

Moderator

The next question is from ET Now

Rahul Dayama

Salil congratulations on an excellent set of numbers. Just want to dig deeper and understand where is this optimism really coming from. Of course the large deal signings have been great especially over the last four quarters, but Gartner has indicated that tech spends, especially globally, while there are a lot of large deal signings, the deal closures are getting delayed. Do you echo that sentiment or that is not really the case with Infosys? Just trying to dig deeper and understand the optimism from large deal signings really.

Salil Parekh

If you see Q1 we have had 12.4% YoY growth. The way this has been composed is not through any one channel or activity. It is quite broad based. If you look at each of our segments, most of our segments are now growing in double-digit in Q1. We see a lot of traction because the digital capabilities that we have invested in are things that our clients are really focused on and are appreciating. To give you a couple of examples in the area of insight, which is data and analytics, we see a lot of traction, a lot of movement. In the area of cloud, whether it is with partnership with the three large cloud providers or with some of the SAAS players, we see a good traction. In the area of experience, which is all the digital design, we see a very good traction. We also see rejuvenation, new demand for SAP S/4HANA and those areas. So there is a set of broad based demand elements across our service lines. If you see for example, our BPM business, is growing rapidly in Q1, so it is not in any one place where we see it and my sense is, it is part of some of the investments that we put in place, especially in digital, and also in automation, which is helping us across the board. Hopefully this is something that we can sustain and drive through with the focus we have on digital.

Rahul Dayama

You are saying you can sustain this going ahead as well?

Salil Parekh

Yes, that is the reason we have increased our guidance.

Rahul Dayama

Pravin, two set of questions. One on BFSI, the last time you indicated that for full year you are still strong. I want to understand is this limited to some client specific issue in Europe or is this sort of broadening out to the US market as well - the pain points really as far as BFSI? Secondly the talent strategy for the US market, it is interesting that Infosys has applied for a higher number of H1B visas even as you go around with investments and localization. How will that really pan out going ahead?

Pravin Rao

On the BFSI segment, we had a good quarter, we had a double digit YoY growth on constant currency, partly aided by the Stater acquisition. Overall as I have said in the past as well, we are reasonably optimistic about our prospects in this space. In the large deal wins that we have had, three of the large deal wins this quarter have been from the BFSI segment. In the past as well we have had a good percentage of large deal wins from BFSI. While we see softness in the capital markets in both US and Europe, on the other hand we are seeing a lot of opportunities in cards and payments or in retail banking, corporate banking and so on driven by investments in digital transformation and legacy modernization. So we feel reasonably confident. Obviously there is softness in some part of the BSFI space but there are also growth opportunities elsewhere. We have done well this quarter and we are hopeful in the future.

Rahul Dayama

On the US talents?

Pravin Rao

On the US talent one of the statistics is about two years back we had committed to recruit 10000 people. We have just completed that - we have crossed that 10000, we have met the commitment. A good percentage of it comes from hiring from universities - about 2500 plus people. So that recruitment in US will still continue, we will continue to recruit, and we have tremendous demand for talent there. At the same time, we just talked about increase in subcon and so on. There is always demand for talent - so we also need to create opportunities from a supply chain perspective of having the ability to send people from here as well. So, that is one of the reasons we have applied for higher number of visas so that in the long run we will be able to meet our talent requirements in a much more agile manner and reduce the dependence on subcontractors.

Rahul Dayama

Nilanjan, on margins again I am sure everyone would sort of pitch in and want to understand this. The last time interestingly, Salil mentioned there is no structural issue with the margin structure, the IT business continues to be a high margin game, do you still echo that sentiment? As far as localization efforts are concerned, a large part of it has happened so what are the levers you have in the coming quarters apart from operational efficiency and automation. While of course analysts were penciling an impact wage hike, when would the margins get better?

Nilanjan Roy

If you see the RPP this quarter, it has gone up versus the previous quarters how much we realized per person, you can see the FTE as well. From the perspective of elements of how do we influence the margins going forward - of course automation is in the core of what we do and we do it for ourselves, our clients and we continue to see productivity improvements in that. The bigger cost is of course our onsite employment cost and onsite-offshore mix is something we continuously optimize in projects. Also creating onsite pyramid - a big part of that - as Pravin mentioned, is the whole hub structure and the localization. So, we were able to take many freshers into our system and create a much more cost efficient pyramid model and we think that is quite unique for us. All of this will play out as the year progresses. We have had these first quarter impacts, which are, as I said, seasonal for the industry; but if we look forward into a guidance of 21% to 23%, then we are sitting at 20.5%. Of course our margins will have to go up as the year progresses and we are quite confident of that.

Moderator

The next question is from Deccan Herald

Furquan Moharkan

Sir basically a couple of questions. The first is on buybacks we have seen the government proposing a 20% taxation on this thing. Now Infosys has frequently been doing buybacks, a couple of them in the past two to three years, so how do you strategize on that front now that investors would get impacted because of the 20% taxation, how do you strategize on that front. The second question is I can see you have stopped reporting hiring numbers from this quarter and there is no explanation, which ideally should have been there. There is no explanation whatsoever in the factsheet that you have provided, can we know more about it why have you stopped reporting on hiring numbers?

Nilanjan Roy

We give the net adds and the attrition figures any case so it is quite easy to derive. We just thought it did not make sense to add the gross adds, because from the net add and the attrition figure it is quite easy to get the gross adds. We just removed some of the redundant information.

We are going to continue our existing buyback as planned by the board. We have already finished about Rs. 6000 odd crores of buyback till the end of last week and we have about Rs.2200 odd crores left and the board has approved the continuation of buyback during this quarter.

Moderator

The next question is from Money Control

Swathi Moorthy

There has been a little concern about the hikes for the senior level job band. I have come to know that a couple of them have not even got the hike which they usually get in April and which is payable sometime in July?

Pravin Rao

We have always staggered the hikes. People at a lower level typically get hikes starting April. At the middle level they start getting by July and for senior management it is starting October. So that is something we have had in the recent years so there is no change in that approach. This time it at a lower level for some small percentage of population we moved it from April to July. These are things we keep on verifying at period of times but other than that there has been no change in any strategy and what we said in April is something similar.

Swathi Moorthy

And again regarding the attrition, 23.4% is quite high and you did mention that you are doing a lot of efforts. But could you please let us know when do you see that reducing? We have been seeing that is increasing over the quarters consistently 23% (Q1), and 20.4% (Q4) - now it is 23.4%. Could you give a timeline on that?

Pravin Rao

We have to persevere on that. As I said earlier it is something which we do not want - it is higher than where we want it to be. At the same time it has not really impacted our day-to-day business. There are a lot of efforts including addressing the pockets of areas where we had challenges through the current compensation review. We have tried to enrich the experience for people, a lot of efforts in terms of engaging with them better, a lot of things around interesting work, a lot of investments in the career opportunities, a lot of opportunities for cross movement, rotation and so on. There is a continuous dialogue, we take feedback and we continue to work on it. This is something we have to continue to do - difficult to predict when it will come down, but we will continue our efforts on that.

Swathi Moorthy

And also could you give an idea on how many joining letters were sent this year on quarter basis, the number of people who have been inducted?

Pravin Rao

Overall for this quarter we have recruited close to 8000 people, freshers about 2500 or something and for the year we are looking at about 18000 people or so from the universities perspective.

Swathi Moorthy

Sir a little higher than the figure you had given last time?

Pravin Rao

I do not remember what I gave but this is something we keep on calibrating based on the business and the outcome.

Moderator

The next question is from Business Today

Rukmini Rao

Going back to the capital allocation policy the company with ethos of conserving capital now, your promoters have been talking about capital conversation all along, 85% of free cash flow you are willing to give back to your shareholders, how much of leeway do you have if you are looking at a bigger acquisition or is this an indication of you not looking at any kind of bigger acquisitions or your bandwidth to go out and chase the market. The other thing Pravin is a little more clarity on the hiring numbers as such and your peer has gone ahead and hired big time, the biggest in the last five years and they are saying that they are looking at the kind of growth and really bulking up their talent to be able to reach out to the market when need be. If you are seeing growth and you are anticipating demand, etc., your readiness in terms of your own talent supply that you have, how is that being managed, if 18000 is what you look to rollout but at the end of the day how many people join is again a bit of question?

Nilanjan Roy

On the capital allocation, this is a free cash flow positive business except for any M&A you really do not need the cash and the shareholders have been telling us loud and clear that you rather give me the cash back than put in the bank and get me 6%; and that was the whole ethos that if the value creation in their hands is going to be more, we should return the cash back. Now having said that, we kept 15% like I mentioned earlier for any tuck-in acquisition, our balance sheet is still strong, it is healthy. We still have $3.5 bn so we can at any point of time dig into these reserves whenever we want and at this moment we felt it was okay to give 85% back and we are quite confident around it.

Rukmini Rao

And your capital allocation policy as such, it is a lot more fluid than what it used to be, looking at it on a year on year basis?

Nilanjan Roy

Yes we would want to have a progressive dividend policy. We want to have a room for giving special dividends as you see in the policy the way it is announced and that is the way our investors have been telling us is to have more a stable consistent growth oriented dividend policy and that will give us more headroom over the years to return this cash back.

Pravin Rao

On the hiring front, the numbers I gave is the numbers we are recruiting from the campuses. We also hire lateral during the year. We know what the demand is, we know the anticipated attrition and today the utilization is around 83%. In the past we have operated at an utilization of 84% to 85%. We have enough leeway in the system - in our operating model to deal with whatever demand that comes. So it is less of an issue and I think we are comfortable.

Salil Parekh

Just to add to it, if we step back, the big picture for us is we have 12.4% growth in Q1. So we are not talking about the fact that we will recruit some people for some demand that will show up in the future. This is the demand today and we are driving the growth. We have $2.7 bn in large deals we have won today; so we are not talking about a concept of recruiting some people for our future work. Our growth is evident in our numbers today and that is what really is critical and that is how we look at the business going forward as opposed to proxy measures, which are other measures for going forward. In terms of M&A or capital return, we want to be very clear, that 85% return is a discipline to return cash back because we have investors who want to see this discipline and we as the management team and a company want to be disciplined about it. Having said that we still have 15% to buy things, we have $3.5 bn on our balance sheet if you want to buy something. We have one of the best balance sheet there is anyway certainly in this country or outside. So we can raise any amount of debt that we want to, if we want to buy something. There is no constraint this puts on us from an M&A perspective. All it is doing is putting a discipline where we are going to return this money because that is the right way we think the business should be run.

Moderator

The next question is from Reuters

Arnab Paul

So you have increased your revenue growth guidance, but the macro challenges still exist right? So I just wanted to understand in the US and in Europe what sort of challenges are you expecting and which verticals do you think will be under pressure?

Salil Parekh

On the macro, I think if you see the global economy today at least the US Q2 and Q1 - so our Q4, Q1 here - they have had good growth in the economy. If you look at our growth today, a lot of it is coming from the investments we have put into and the scale we are building in digital. That demand we see - I am not saying, it is good forever - but from what we see today, we can see this is supportive of the guidance we have given. This is not to say that the macros are now going to be rosy all the time but within what we see today in terms of the client connects we have, the business we have generated and the demand that we see in these new areas, that is where we have given the guidance between 8.5% and 10%. So we have narrowed the band and increased a little bit the bottom and the top end of the band. So it is a way to indicate that we see some confidence in our business. There are some concerns as Pravin will share in some of the segments, for example in the last quarter we talked about some pockets of manufacturing in Europe, we talked about life sciences, those are things that are not going away in that sense. But we still see a good growth - one of our segments growing at 20% YoY and another one is at 17% YoY. So that allows us to build a little bit of confidence, because we have a really diversified business within Infosys.

Moderator

The next question is from The Hindu Business Line

Vivek Ananth

I was just listening to your answers about the capital allocation policy. So if you are saying that after increasing the payout to your investors based on your free cash flow, based on your growth and your margin guidance, you are expecting at the same level to be able to pay your investors. This means that you have already baked your growth in the future for the next five years because you obviously cannot change it again - very soon I mean?

Salil Parekh

We have said that we will return approximately 85% of our free cash flow in a cumulative five-year span. It is cumulative because with different laws, rules and regulations, we cannot make commitments on any one pattern of return. We have a commitment on dividend and we will be consistent with it and there are other components, buybacks and special dividends. We cannot make a commitment per year given the laws and regulations but it does not imply anything else beyond that. It simply says 85% of the free cash flow.

Vivek Ananth

Can you update about the retail sector? One of your competitors had mentioned that there are some growth issues like some stores like Sears is shutting down all over the world, so that has impacted their business. Are you seeing any impacts of the retail sector, the brick and mortar stores reducing their stores, does that impact you in any way?

Pravin Rao

See retail sector normally will fairly be volatile because they are tightly linked to the consumer sentiments and the macro. So you will see some volatility on a QoQ basis. For us last year, first half we had a fantastic growth in retail and it slowed down in the second half. But this quarter, we have slowly started seeing some uptick in retail. So we do find a lot of retailers continue to invest because there is a tremendous urgency to compete with the likes of Amazon, Facebook, Google and so on. So there is a continued investment opportunity within retail on the digital transformation, a lot of investments in terms of multichannel, store experience and so on. As compared to last quarter, we have seen some uptick in retail this quarter, but again we have always consistently said, that is one sector where probably you will see some degree of volatility depending on the macro and the consumer sentiment.

Moderator

The next question is from Times of India

Shilpa Phadnis

Sir, your digital revenues have crossed a billion dollars, can you break it down for us and secondly as much as there is so much momentum in the digital segment, the revenue per employee does not really reflect that in fact it has been flat and it has come down from 2017-18. So revenue per employee is that a good measure of even considering your digital momentum that you are seeing in the market and secondly, we hear there are some redundancies already in job levels VII and above. So, is it an annual exercise which is bottom trimming of 5% to 10%, if you can give us a clarity on that?

Salil Parekh

We do not break down the digital beyond what we share in the information, so as you know we have internally at least five areas that we are very concentrated on and we see good traction in those, but we do not break it down in terms of disclosure in the market. In terms of revenue per employee, the way we look at it internally is, there are two distinct types of businesses. The digital - where we have shared in the past that we see a better margin profile compared to the overall company and that is what we continue to see. So now with about 36% of our business in that space and the growth that we see, we can now clearly see a situation where we will flip the business in the near future and that will give us more and more traction. So the revenue per employee unfortunately as a combination of everything today and we look it at internally a little bit differently. In terms of redundancies, we have no comments. We have an ongoing approach to our business and how we look at operational efficiencies and that is what we talk about.

Shilpa Phadnis

Also you have about 10000 people in the US. So if you can talk about the utilization there, is it optimally utilized or is it a partial utilization in comparison with your deal pipeline, if you can just take us through that?

Salil Parekh

So we do not break up the utilization we share externally into different geographies. We feel we have a lot of operational levers at our disposal to help us to improve our operational business metrics. One of them is the utilization. My own sense is that most of our levers, we can do better but those are not statistics we normally share.

Moderator

The next question is from the Hindu.

Mini Tejaswi

Most of the questions around attrition have already been taken but I still have a few more to ask. Pravin just spoke about this manageable level of attrition, can you tell what exactly that level is going to be and also recently the US actually lifted this country cap on the green card. So is that going to be any good for you. Also how many visas have you applied so far this year?

Pravin Rao

Every year we apply for a percentage of green card and we do not see any change in that approach. It is only that some of the processing of green card will be much faster and there may be more number of people eligible. And we do not really talk about the number of visas we have filed.

Historically when the business was relatively stable, we used to have attrition between 13% to 15% but today we see a lot of disruptions happening, a lot of shortage of talent, a lot of new technologies coming into place, a lot of demand for skills. So this is a cycle where the industry itself is going through disruption. So it is very difficult to comment what is manageable or not but our approach is to make sure that we are able to retain the best talent internally, we have less dependencies on subcontractors or we will reduce the effort in terms of hiring if we are able to retain more. So in normal circumstance 13%-15% is what we have seen in the past but I would not call today’s environment normal because we still see a lot of shortage of talent and a lot of adoption of newer technologies and there is a huge talent gap. We will continue to see some higher degree of attrition.

Moderator

The next question is from Business Standard

Debasis Mohapatra

On the back of the envelope when I calculate the P&L on the reported currency side, it seems that the incremental revenue actually which Infosys is earning is at a higher cost. You have also said beforehand that the company is not entering into a structural thing where your margins are declining but it is not reflected in numbers, I just need a view on that. Secondly you have taken a lot of initiatives in signing up JVs and the large deal momentums were also good. In Q1, how much of the revenue is actually coming from those kind of initiatives and how much of the deal that you have signed, I think $2 bn [1.57bn] worth in Q4 of last fiscal, how much of it has actually ramped in and reflected in the revenue in this quarter? And thirdly, don’t you think when you increased your revenue guidance to double digits; when you see the core revenue, it is actually flat and on the reported currency side, it is actually negative! What drives that optimism that we will be able to achieve a double digit revenue growth number when 70% of your revenue is still in the core and is actually declining or flat?

Salil Parekh

I will start with the last one. We have increased the range in our guidance from 8.5% to 10%. It is not that our guidance is only 10%, so it is not a double digit guidance to be very clear, but it is part of the guidance and that is what we are driving to. What we see is a lot of growth in digital. To answer part of the other question, we do not disclose the amount of revenue from Q4 large deals, but that is already starting to flow in. The JVs that you mentioned were strategic JVs, the two which were extremely strategic were with Hitachi and Temasek. As we had shared at that stage those are small starting JVs and we have a long term view of these. They are already contributing revenue for us in Q1 but those are not the big ones. The big contribution obviously is from the deals we have signed.

Nilanjan Roy

Yes, so I think a few of you had already asked this question. I think last year to this year, as you have seen, we have made those strategic investments, which we called out when we rolled out ‘navigating your next’ strategy about digitization and localization and the sales investments. Like we said, that is behind us last year and as we look forward to this year, our guidance which is 21% to 23%, actually reflects a stabilization of our margin profile. We are at 20.5% and that was largely because of the one-offs, which is factored into the guidance. So like I said going forward we expect this margin profile to improve as the year progresses.

Moderator

The next question is from the Financial Express

Srinath Srinivasan

I want to know what are the business segments having demands for cognitive technologies and enterprise cloud technologies the ones you have mentioned here and also are you increasing your number of product packages, the service packages in the modern technology side and how are you managing talent for that across geographies?

Salil Parekh

In Enterprise cloud we see the demand in every segment. So even in segments where we have indicated overall weakness, say life sciences, we see really good traction for the cloud space and there are two types of demand. One is, the enterprise cloud players which we are partnering with AWS, Azure or Google Cloud and we see demand in each of those three. The other is SAAS companies as an example salesforce.com or ServiceNow and we see demand in those areas as well and it is across all segments in some more, some less but it is really a broad-based demand. In terms of talent and how we look at it, we are in the process today of really making all of our company into an agile development shop. All of our offices, locations are being refitted. For example, two weeks ago we launched a new digital design studio in the UK, we have a very exciting digital design lab here in Bangalore and it looks like a very different type of environment and this is one of the ways, building those capabilities, the environments that enables talent in that space to work, succeed and thrive. So those are the approaches we are taking to those areas.

Srinath Srinivasan

The kind of skills you just mentioned about, how are you managing the talent demand for that in those geographies?

Salil Parekh

So there is a lot of focus on both reskilling and also on making sure that we bring in freshers talent from colleges straight to make sure we train them from the start. The reskilling program is something we put in place with our own platform Lex, where we have now almost all of our employees having access and have downloaded it. A lot of them are using it almost 35 minutes a day to drive all of this activity in the reskilling. So we have a lot of that traction in the reskilling here itself and then we also bring in talent which is from adjacent spaces and we do refactoring of that talent or skilling them in these new areas and those are the techniques that we are using. Having said that it is a constrained environment because there is not enough supply and this is something we have to work on every day.

Moderator

The next question is from Economic Times

Ayan Pramanik

Congratulations Salil on good numbers, just a couple of questions. Now that you have completed 10000 hiring’s in the U.S., do you have another target for this region? And I think Infosys has been talking about non-STEM hiring as well. So, if you can give us by now what is the percentage of non-STEM employees who are into design thinking in all other areas like liberal arts students and all that? So if you can give that percentage? One final question on Japan, I think you completed that joint venture with Hitachi and I think Japan Government is coming up with the guideline from August 1, 2019 saying foreign companies cannot have majority holding in hi-tech areas and you are going to have 81% holding there, so any thoughts on that?

Salil Parekh

On the US numbers, we have no new numbers to announce today, we are really delighted that the 10000 is complete, we have an internal target for sure and we are progressing very rapidly, but at the right moment we will share that in terms of announcements. In terms of non-STEM, it is a huge program both in the US, in Europe and in India. The US for community colleges, for design skills, we have the partnership with Rhode Island School of Design but with many other community colleges across different states and that is going on. Again we have not shared any stats on the percentage that is being recruited, but we are already doing that in the US, we are also doing some of that in India where we are doing not much non-STEM but three-year program versus four-year program within the talent base. In terms of Japan we will look at what this regulation mention is, I am not aware of it and see how that impacts us.

Moderator

The next question is from Cogencis

Nikita Periwal

Your deal wins during the quarter have significantly been higher than the expectations, I want to understand is there any bunching up of deals that have happened and how do you see this sustaining going ahead and secondly any impact from the restructuring in Deutsche Bank?

Salil Parekh

The restructuring in Deutsche Bank I read in the papers today is impacting some people.

Nikita Periwal

What is the impact for Infosys Sir?

Salil Parekh

As I said I read somewhere that it is impacting some people but we have no impact that we want to discuss. On bunching up of deals, the large deals are always bunched up. They are volatile. We have been fortunate to get very good large deals wins. I think Q2 [FY19] was very strong, Q1 [FY20] is very strong. So within quarters, there will be some volatility - we do not have forecast on when it will be. But these things are not something that happens consistently over time.

Moderator

Thank you everyone.